SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period __________ to __________

Commission File Number: 33-76228

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Heartland Financial USA, Inc. 2006 Employee Stock Purchase Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, IA  52001

REQUIRED INFORMATION

The Heartland Financial USA, Inc. 2006 Employee Stock Purchase Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended.  Accordingly, the audited financial statements prepared in accordance with the instructions to Form 11-K are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES
The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEARTLAND FINANCIAL USA, INC.
2006 EMPLOYEE STOCK PURCHASE PLAN

BY: /s/ John K. Schmidt
-----------------------------
John K. Schmidt
Executive Vice President
Chief Operating Officer and
Chief Financial Officer

Date:  June 26, 2008
-----------------------------

HEARTLAND FINANCIAL USA, INC. 2006 EMPLOYEE STOCK PURCHASE PLAN

EXHIBIT INDEX
TO ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description

23	Independent Auditors’ Consent
99.1	Financial Statements